UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

METALICO, INC.

(Exact name of registrant as specified in its charter)

Delaware	52-2169780
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
186 North Ave. East, Cranford, New Jersey	07016
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On February 3, 2015 Metalico, Inc. (the “Company”) entered into a Rights Agreement dated as of such date (as the same may be supplemented or amended from time to time, the “Rights Agreement”), between the Company and Corporate Stock Transfer, Inc., as Rights Agent (the “Rights Agent”). On February 3, 2015, the Board of Directors of the Company also authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock, par value $0.001 per share (the “Common Stock”), of the Company outstanding as of the close of business on February 17, 2015 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth (subject to adjustment) of a share of Series A Junior Participating Preferred Stock (a “Preferred Stock Unit”), par value $0.001 per share (the “Series A Preferred Stock”), of the Company at a price of $1.65 (as the same may be adjusted, the “Purchase Price”) and upon the terms and conditions set forth in the Rights Agreement. The description and terms of the Rights are set forth in more detail in the Rights Agreement.

Until the close of business on the earlier of (i) the tenth business day after the first date of a public announcement that a person or group of affiliated or associated persons has become the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the shares of Common Stock then outstanding on or after February 3, 2015 (such person, an “Acquiring Person”) (other than any Exempt Person (as defined in the Rights Agreement)) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement by any person of, or the first public announcement of the intention of such person to commence, a tender or exchange offer the consummation of which would result in any person becoming the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding (including for purposes of both clause (i) and (ii), any such date that is after the date of the Rights Agreement and prior to the issuance of the Rights) (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by the Common Stock certificates.

The Rights Agreement provides that, from the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. From the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for Common Stock (or book-entry shares of Common Stock), with or without a copy of the Summary of Rights (as defined in the Rights Agreement), will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate (or registered in book-entry form). As soon as practicable after the Distribution Date, the Company will send or caused to be sent to each record holder of Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person or any person affiliated or associated with such Acquiring Person) a separate certificate substantially in the form of Exhibit B to the Rights Agreement (a “Right Certificate”), evidencing one Right for each share of Common Stock held by such record holder. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

The Rights Agreement is effective as of February 3, 2015. The Rights will be exercisable on the Distribution Date. Thereafter, a registered holder of any Right Certificate (other than those representing Rights that have become null and void or that have been exchanged as described below) may, subject to the terms of the Rights Agreement, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate to the Rights Agent, together with payment of the Purchase Price for each Preferred Stock Unit (or other securities, cash or assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the earliest to occur of (i) the close of business on February 3, 2016; (ii) the time at which the Rights are redeemed as provided in the Rights Agreement; (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in the Rights Agreement at which time the Rights are terminated; or (iv) the time at which such Rights are exchanged as provided in the Rights Agreement.

To prevent dilution, the Purchase Price payable upon exercise of the Rights, and the number of shares of Series A Preferred Stock (or other securities, cash or assets, as the case may be) issuable upon exercise of the Rights (or, in certain circumstances at the election of the Company, the number of Rights outstanding), are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock; (ii) upon the grant to holders of the Series A Preferred Stock of certain rights, options or warrants to subscribe for or purchase Series A Preferred Stock or securities convertible into Series A Preferred Stock at a price per share of Series A Preferred Stock (or, if a security convertible into shares of Series A Preferred Stock, a conversion price per share) less than the then-current per share market price of the Series A Preferred Stock on such grant date; or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or subscription rights or warrants (other than those referred to in clause (ii) above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

The number of outstanding Rights associated with each share of Common Stock is also subject to adjustment in the event the Company (i) declares or pays any dividend on the Common Stock payable in Common Stock or (ii) effects a subdivision, combination or consolidation of the Common Stock into a greater or lesser number of shares of Common Stock at any time after the date of the Rights Agreement and prior to the Distribution Date (or earlier redemption or expiration of the Rights).

No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and, in lieu thereof, the Company will pay to the holders of Right Certificates at the time such Rights are exercised or exchanged for shares of Series A Preferred Stock an amount in cash based on the market value of a share of Series A Preferred Stock on the trading day immediately prior to the date of such exercise or exchange.

Until a Right is exercised or exchanged in accordance with the provisions of the Rights Agreement, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote for the election of directors or upon any matter submitted to stockholders of the Company or to receive dividends or subscription rights.

The shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Further, each share of Series A Preferred Stock will be entitled, when, as and if declared by the Board of Directors of the Company out of funds legally available for the purpose, to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share or (b) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount of all non-cash dividends declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date (as defined in Exhibit A to the Rights Agreement). Each share of Series A Preferred Stock will entitle its holder to 1,000 votes on all matters upon which the holders of the Common Stock are entitled to vote. The Series A Preferred Stock will vote together with the Common Stock. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $10.00 per share (plus an amount equal to accrued and unpaid dividends), but will be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount distributed per share to holders of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted into or exchanged for other stock, securities, cash or property, each share of Series A Preferred Stock will be similarly converted into or exchanged for an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash or property, as the case may be, into which or for which each share of Common Stock was converted or exchanged. These rights are protected by customary antidilution provisions.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, subject to certain limited exceptions set forth in the Rights Agreement, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right and payment of the then-current Purchase Price, in lieu of shares of Series A Preferred Stock, that number of shares of Common Stock having a market value of two times the Purchase Price. If there is an insufficient number of authorized but unissued shares of Common Stock to permit the exercise in full of the Rights, debt, equity or assets (or a combination thereof) of the Company may be issued in lieu of Common Stock and the Purchase Price may be adjusted.

In the event that, after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (each such event, a “Merger, Consolidation or Sale Event”), proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, any affiliate or associate of any Acquiring Person or a transferee of any Acquiring Person, in each case, as provided in the Rights Agreement, which Rights will have become null and void) will thereafter have the right to receive upon the exercise of a Right and payment of the then-current Purchase Price, that number of shares of common stock of the person with whom the Company has engaged in the foregoing Merger, Consolidation or Sale Event (or its parent) that at the time of such transaction have a market value of two times the Purchase Price.

Additionally, at any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of persons of 50% or more of the outstanding shares of Common Stock or the occurrence of a Merger, Consolidation or Sale Event, the Board of Directors of the Company may exchange the Rights (other than Rights that have not become effective or that have become null and void pursuant to the Rights Agreement), in whole or in part, at an exchange ratio of one share of Common Stock (or Preferred Stock Unit or other preferred stock equivalent in value thereto) per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement. The exchange of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

At any time prior to the time a person or group of affiliated or associated persons first becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may in its sole and absolute discretion (except (i) as provided in the Rights Agreement and (ii) with respect to the Redemption Price) supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights. After the Rights are no longer redeemable, the Company may (except (i) as provided in the Rights Agreement and (ii) with respect to the Redemption Price) supplement or amend the Rights Agreement in any respect that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

A copy of the Form of Certificate of Designation of Series A Junior Participating Preferred Stock of the Company is filed as Exhibit 3.3 to this Form 8-A and a copy of the Rights Agreement is filed as Exhibit 4.2 to this Form 8-A. The foregoing summary description of the Rights Agreement and the terms of the Series A Preferred Stock is qualified in its entirety by reference, respectively, to the Rights Agreement filed as Exhibit 4.2 hereto and the Form of Certificate of Designation of Series A Junior Participating Preferred Stock filed as Exhibit 3.3 hereto.

Item 2.	Exhibits.

3.3	Certificate of Designation for the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed February 4, 2015)

4.2	Rights Agreement, dated as of February 3, 2015, between Metalico, Inc. and Corporation Stock Transfer, Inc., as Rights Agent, which includes the Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed February 4, 2015)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 4, 2015	METALICO, INC.

	By:	/s/ Carlos E. Agüero
	Name:	Carlos E. Agüero
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.3	Certificate of Designation for the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed February 4, 2015)

4.2	Rights Agreement, dated as of February 3, 2015, between Metalico, Inc. and Corporation Stock Transfer, Inc., as Rights Agent, which includes the Form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed February 4, 2015)